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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Torch Energy Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
891013104
(CUSIP Number)
Frederick H. Fogel, Esq.
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, CT 06830
(203) 542-4000

With a copy to:

  Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891013104	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Trust Venture Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,734,354

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,734,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,734,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	891013104	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Trust Acquisition Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,734,354

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,734,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,734,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, HC

CUSIP No.	891013104	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Silver Point Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,734,354

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,734,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,734,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	891013104	Page	5	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Edward A. Mulé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,734,354

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,734,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,734,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	891013104	Page	6	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Robert J. O'Shea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,734,354

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,734,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,734,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the Units of Beneficial Interest (the “Units”) of Torch Energy Royalty Trust, a Delaware statutory trust (the “Trust”). The principal executive offices of the Trust are located at Rodney Square North, 1100 Market Street, Wilmington, Delaware 19890.
Item 2. Identity and Background.
     (a) This Statement is being filed jointly by Trust Venture Company, LLC, a Delaware limited liability company (“Trust Venture”), Trust Acquisition Company, LLC, a Delaware limited liability company (“Trust Acquisition”), Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Edward A. Mulé and Robert J. O’Shea (each, a “Reporting Person” and, collectively, the “Reporting Persons”).
     Trust Acquisition is a member and the sole manager of Trust Venture and by virtue of such status may be deemed to be the beneficial owner of the Units held by Trust Venture. Silver Point is the sole manager of Trust Acquisition and by virtue of such status may be deemed to be the beneficial owner of the Units held by Trust Venture. Messrs. Mulé and O’Shea are each members of Silver Point Capital Management, LLC (“Management”), the general partner of Silver Point, and by virtue of such status may be deemed to be beneficial owners of the Units held by Trust Venture. The foregoing should not be construed as an admission by each of Trust Venture, Trust Acquisition, Silver Point, Mr. Mulé or Mr. O’Shea as to beneficial ownership of Units held by Trust Venture.
     The Reporting Persons have entered into a Joint Filing Agreement, dated July 6, 2007, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of this agreement is filed as Exhibit 99.1 to this Statement.
     (b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, Connecticut 06830.
     (c) The principal business of Trust Venture is acquiring, holding, managing and disposing of Units. The principal business of Trust Acquisition is serving as the manager of Trust Venture. The principal business of Silver Point is serving as an investment manager for private investment funds and other investment vehicles, including Trust Venture. The principal business of Messrs. Mulé and O’Shea is serving as members of Management and managing other affiliated entities.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Messrs. Mulé and O’Shea are citizens of the United States of America.
Item 3. Source and Amounts of Funds.
     As of July 4, 2007, Trust Venture had acquired 2,734,354 Units for an aggregate price (including broker’s fees and commissions) of approximately $22,053,068. In connection with the formation of Trust Venture, Trust Acquisition contributed 315,600 Units (valued at approximately $2.1 million) and $0.8 million as a capital contribution to Trust Venture. Trust Venture acquired 2,415,854 Units for approximately $19,930,796 through an all cash tender offer that commenced on May 10, 2007 and expired at 12:00 midnight, New York City time, on June 28, 2007 (the “Tender Offer”). All open market purchases, including purchases made through the Tender

Offer, were funded by working capital, which may, at any given time in the future, include margin loans made by brokerage firms in the ordinary course of business. In such instances, the positions held in the margin account are held as collateral security for repayment of debit balances in the account. The purchase of Units covered by this Statement was not conditioned on any financing arrangements.
Item 4. Purpose of Transaction.
     Each of the Reporting Persons acquired beneficial ownership of the Units for investment purposes. The Reporting Persons may seek to influence the management and policies of the Trust (including terminating the Trust, as described below) and may seek to cause the Trust to terminate existing contractual arrangements of the Trust. The acquisition of Units by the Reporting Persons may eventually result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including an extraordinary corporate transaction, a change in the present management of the Trust, or a material change in the Trust’s business or corporate structure.
     Trust Venture currently intends to call a meeting of the Unit holders no later than May 10, 2008 (the first anniversary of the commencement date of the Tender Offer) for the purpose of voting on the termination of the Trust. At such meeting, if the holders of more than 66 2/3% of the then outstanding Units vote to terminate the Trust, the Trust will terminate, the trustee of the Trust will commence the liquidation process, and the Trust will continue until all of the affairs of the Trust are liquidated and wound up. If a meeting of the Unit holders is held concerning the termination of the Trust, Trust Venture intends to vote any Units it holds at the time of such meeting in favor of terminating the Trust. If the Trust is terminated, the Units may be delisted by the NYSE, and the registration of the Units under the Exchange Act may be terminated.
     The Reporting Persons intend to review their investment in the Trust on a continuing basis. Depending on various factors including, without limitation, the Trust’s financial position and strategic direction, price levels of the Units, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Trust as they deem appropriate including, but not limited to, maintaining their current level of investment in the Units, purchasing additional Units in the open market, in privately negotiated transactions or otherwise, selling some or all of their Units, communicating with the Trust or other investors with respect to the Trust, taking any other action with respect to the Trust or the Units in any manner permitted by law or changing their intention with respect to any or all matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer .
     (a) As of July 4, 2007, the Reporting Persons may be deemed to beneficially own an aggregate of 2,734,354 Units.
     Accordingly, the Reporting Persons may be deemed to beneficially own 31.8% of the outstanding Units of the Trust. The calculation of this percentage is based on 8,600,000 Units outstanding as of March 31, 2007, according to the most recent Quarterly Report on Form 10-Q of the Trust, filed as of May 15, 2007.
     As a result of the matters described in Item 6 below, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Douglas L. Holbrook, an individual (“Mr. Holbrook”). Mr. Holbrook has advised the Reporting Persons that he is the beneficial owner of no Units of the Trust.
     Each Reporting Person hereby expressly disclaims beneficial ownership of any Units or other securities of the Trust that may be or are beneficially owned by Mr. Holbrook. The Reporting Persons also hereby expressly disclaim any membership in a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Holbrook.
     (b) Please see items 7 through 10 of the cover pages to this Statement for the number of Units beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct to vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of such Units.

     (c) Exhibit 99.2, which is incorporated herein by reference, sets forth the transactions in the Units effected by the Reporting Persons in the past 60 days.
     (d) Except as set forth in Item 6 below with respect to the LLC Agreement (as defined below), to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Units covered by this Statement.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On May 6, 2007, Trust Acquisition and Mr. Holbrook entered into the Limited Liability Company Agreement of Trust Venture (the “LLC Agreement”), which governs the management of Trust Venture. The LLC Agreement provides that the powers of Trust Venture shall be exercised by or under the authority of, and the business and affairs of Trust Venture shall be managed by the manager of Trust Venture, Trust Acquisition. The LLC Agreement specifically provides that the manager of Trust Venture has sole discretion with respect to any decisions relating to the purchase, sale or ownership of Units. As of the date of this Statement, Mr. Holbrook does not have any direct or indirect voting power or dispositive power with regard to any Units Trust Venture owns. As a member of Trust Venture, Mr. Holbrook has a right to certain distributions made by Trust Venture to its members. The LLC Agreement also provides that no member of Trust Venture or any of their affiliates shall, directly or indirectly, purchase or otherwise acquire any Units outside of Trust Venture.
Item 7. Material to be Filed as Exhibits.
     99.1      Joint Filing Agreement, dated as of July 6, 2007, by and among Trust Venture Company, LLC, a Delaware limited liability company, Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea.
     99.2      List of trading activity by the Reporting Persons with respect to Units in the past 60 days.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: July 6, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole manager

By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Frederick H. Fogel (by power of attorney)
	Name:	Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Frederick H. Fogel (by power of attorney)
	Name:	Robert J. O’Shea, individually

Exhibit Index
     99.1      Joint Filing Agreement, dated as of July 6, 2007, by and among Trust Venture Company, LLC, a Delaware limited liability company, Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea.
     99.2      List of trading activity by the Reporting Persons with respect to Units in the past 60 days.